Exhibit 3.1
FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED BYLAWS
OF
CAPITAL TRUST, INC.
FIRST AMENDMENT to the Second Amended and Restated Bylaws (the “Bylaws”) of Capital Trust, Inc. (the “Corporation”), adopted and approved by the Board of Directors of the Corporation as of July 20, 2011.
The last paragraph of Section 10 of Article II of the Bylaws is hereby amended and restated in its entirety as follows:
Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to any acquisition by Veqtor Finance Company, LLC, a Delaware limited liability company (“Veqtor”), or any affiliates thereof, of shares of stock of the Corporation. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to any acquisition of shares of class A common stock, $0.01 par value, by W. R. Berkley Corporation, a Delaware corporation, or any of its controlled affiliates (collectively, “Berkley”). This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition; provided, however, that this section may not be repealed, in whole or in part, with respect to any prior or subsequent control share acquisition of (i) Veqtor, or any affiliates thereof, without its prior written consent, or (ii) Berkley, without its prior written consent.
IN WITNESS WHEREOF, the undersigned has executed this First Amendment as of the date above first written.

Capital Trust, Inc.
/s/ Geoffrey G. Jervis
Name:	Geoffrey G. Jervis
Title:	Secretary